UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check one)
☐	Form 10-K and Form 10-KSB	☐	Form 11-K
☐	Form 20-F	☒	Form 10-Q and Form 10-QSB
☐	Form N-SAR

For Period Ended January 31, 2003

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant
Holiday RV Superstores, Inc.

Former name if applicable

Address of principal executive office (Street and Number)
 200 East Broward Blvd., Suite 920

City, State and Zip Code
Ft. Lauderdale, Florida 33301

PART II
RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed.)

     The Registrant’s Quarterly Report on Form 10-Q for the period ended January 31, 2003 cannot be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant’s financial statements and management’s discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within such time period without unreasonable effort or expense.

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PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification.

Anthony D. Borzillo	(954) 522-9903

(Name)	(Area Code)(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes   ☐   No   ☒

Form 10-K for the period ended October 31, 2002

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   ☒   No   ☐

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report a net loss of approximately $1.0 million on revenues of approximately $13.0 million for the three months ended January 31, 2003, compared to a reported net loss of $4.4 million on revenues of $18.4 million for the three months ended January 31, 2002. A significant portion of the loss in 2002 was primarily due to non-recurring legal, professional and marketing costs incurred in connection with certain recapitalization transactions incurred during the three months ended January 31, 2002.

Holiday RV Superstores, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 17, 2003	By /s/ Anthony D. Borzillo

Anthony D. Borzillo Vice President and Chief Financial Officer

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